

November 26, 2013

Via E-mail
Brandi R. Steege
Senior Vice President and General Counsel
Mindspeed Technologies, Inc.
4000 MacArthur Boulevard, East Tower
Newport Beach, California 92660-3095

> **Re:** **Mindspeed Technologies, Inc.**
> **Schedule 14D-9**
> **Filed November 19, 2013**
> **File No. 005-79645**

Dear Ms. Steege:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2

1.   Refer to the second to last paragraph on page 2, where you state the summary "does not purport to be complete." While a summary by its nature will not contain the same depth of information as the document which it summarizes, it should adequately synthesize the most relevant features. Please revise to avoid referring to the summary as incomplete.

2.   Refer to the following sentence on page 3: "Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants, or any descriptions thereof, as characterizations of the actual state of facts or conditions of Mindspeed, Purchaser, Parent or any of their respective subsidiaries or affiliates." Please revise to remove any potential implication that the Merger Agreement does not constitute public disclosure under the federal securities laws.

Brandi R. Steege
Mindspeed Technologies, Inc.
November 26, 2013
Page 2

> For instance, clarify that the Merger Agreement should not be relied on as disclosure about the parties without consideration of the entirety of the factual disclosure about the parties, respectively, in this Schedule TO and in Mindspeed's reports filed with the Commission.

Item 4. The Solicitation or Recommendation, page 13

Projected Financial Information, page 29

3.   We note that you qualify the projections by reference to Mindspeed's Form 10-K, Risk Factors section and "important factors" which may appear in "future filings with the Securities and Exchange Commission." Schedule TO does not by its terms allow incorporation by reference to disclosure in future filings with the SEC. In addition, because of the "including but not limited to" language in this section, it is not clear whether the Risk Factors section in your Form 10-K includes all of the underlying assumption and limitations associated with the projected financial information provided. Please revise to specifically include the underlying assumptions and limitations for the projection, and to revise the referenced language. .

4.   We note that certain of the projected financial information included in this section has not been prepared in accordance with GAAP. Please revise your disclosure to provide the reconciliation required pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Item 8. Additional Information, page 51

Notice of Appraisal Rights, page 52

5.   We note the disclosure stating that a stockholder must deliver the written demand for appraisal of shares "within the later of the consummation of the Offer and December 9, 2013," both of which would occur prior to the consummation of the merger. Please revise to clarify precisely when the consummation of the offer will occur. For instance, clarify whether this means the expiration time, the time the bidder accepts the tendered shares, or the time of settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Robert Kornegay, Wilson Sonsini Goodrich & Rosati, PC
        Robert Ishii, Wilson Sonsini Goodrich & Rosati, PC